# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kingsway Financial Services Inc., CIK 0001072627
CUSIP: 496904202
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 10 S. Riverside Plaza, Suite 1520, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 03/26/2025
Filed by CIK 0001726497
Persons authorized to receive notices and communications: Joshua S. Horowitz, c/o Palm Management (US) LLC, 19 West Elm Street, Greenwich, Connecticut (CT), 06830, 203-302-7000; Jurgita Ashley, Thompson Hine LLP, 3900 Key Center, 127 Public Square, Cleveland, Ohio (OH), 44114, 216-566-5500

## Reporting persons
- Palm Management (US) LLC (CIK 0001726497): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 115,000; sole dispositive power 0; shared dispositive power 367,500; aggregate amount beneficially owned 367,500 (1.3% of the class)
  Comment: Number of shares beneficially owned by Palm Management (US) LLC with shared dispositive power includes 252,500 shares of Common Stock that may be acquired pursuant to the exercise of a stock option held by Palm Global.
- Palm Global Small Cap Master Fund LP (CIK 0001726444): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 115,000; sole dispositive power 0; shared dispositive power 367,500; aggregate amount beneficially owned 367,500 (1.3% of the class)
  Comment: Number of shares beneficially owned by Palm Global with shared dispositive power includes 252,500 shares of Common Stock that may be acquired pursuant to the exercise of a stock option held by Palm Global.
- Bradley C. Palmer (CIK 0001726523): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 115,000; sole dispositive power 0; shared dispositive power 367,500; aggregate amount beneficially owned 367,500 (1.3% of the class)
  Comment: Number of shares beneficially owned by Mr. Palmer with shared dispositive power includes 252,500 shares of Common Stock that may be acquired pursuant to the exercise of a stock option held by Palm Global.
- Joshua S. Horowitz (CIK 0001612424): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 10,000; shared voting power 115,000; sole dispositive power 32,500; shared dispositive power 367,500; aggregate amount beneficially owned 400,000 (1.5% of the class)
  Comment: Number of shares beneficially owned by Mr. Horowitz with sole dispositive power includes 22,500 shares of Common Stock that may be acquired pursuant to the exercise of a stock option held by Mr. Horowitz. Number of shares beneficially owned by Mr. Horowitz with shared dispositive power includes 252,500 shares of Common Stock that may be acquired pursuant to the exercise of a stock option held by Palm Global.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Kingsway Financial Services Inc.
Address of issuer's principal executive offices: 10 S. Riverside Plaza, Suite 1520, Chicago, Illinois (IL), 60606
Comment: This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Kingsway Financial Services Inc. (the "Company").

## Item 2. Identity and Background
Name of person filing: This Statement is filed by (i) Palm Global Small Cap Master Fund LP, a Cayman Islands exempted limited partnership ("Palm Global"), (ii) Palm Management (US) LLC, a Delaware limited liability company, (iii) Mr. Bradley C. Palmer, and (iv) Mr. Joshua S. Horowitz. The foregoing entities and persons are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a "group."
Residence or business address: The business address of each of the Reporting Persons is c/o Palm Management (US) LLC, 19 West Elm Street, Greenwich, Connecticut 06830.
Present principal occupation or employment: The principal business of Palm Global is serving as a private investment fund. The general partner of Palm Global is Palm Global Small Cap Fund GP Ltd. ("GP"). The principal business of Palm Management (US) LLC is to provide investment management services, including to Palm Global. Mr. Palmer is the owner of the GP and holds 100% of Palm Management (US) LLC. The principal occupation of Mr. Horowitz is serving as a portfolio manager and special limited partner of Palm Global and as an employee of Palm Management (US) LLC.
Criminal convictions in the last five years: None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Messrs. Palmer and Horowitz is a U.S. citizen. Palm Global is a Cayman Islands exempted limited partnership. Palm Management (US) LLC is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The total cost for purchasing the Common Stock reported as directly held by Palm Global was approximately $920,000. The source of these funds was working capital.

The total cost for purchasing the Common Stock reported as directly held by Mr. Horowitz was approximately $81,419. The source of these funds was personal funds.

The information set forth in Item 4 regarding the stock options acquired by Palm Global and Mr. Horowitz is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 26, 2025, affiliates of Joseph Stilwell, a director of the Company, sold 1,000,000 shares of Common Stock of the Company, as reported by Mr. Stilwell in a Form 4 filed with the Securities and Exchange Commission on March 27, 2025. These sales were made to Palm Global and other purchasers. Palm Global acquired 115,000 shares of Common Stock at a price per share of $8.00. Mr. Horowitz acquired 10,000 shares of Common Stock in the open market at an average price per share of $8.14.

On March 31, 2025, certain purchasers, including Palm Global and Mr. Horowitz, entered into option agreements with Stilwell Value LLC, an affiliate of Mr. Stilwell, to acquire an aggregate of 1,750,000 additional shares of Common Stock, at an exercise price of $8.25 per share, which options are exercisable by each investor (and Palm Global and Mr. Horowitz together) in whole, and not in part, on December 29, 2025 and expire at 5:00 p.m. Eastern Time on December 29, 2025. Pursuant to the option agreement entered into by Palm Global and Mr. Horowitz, Palm Global acquired the right to purchase 252,500 shares of Common Stock and Mr. Horowitz acquired the right to purchase 22,500 shares of Common Stock. A copy of the option agreement entered into by Palm Global and Mr. Horowitz is attached hereto as Exhibit 99.1.

On March 31, 2025, Mr. Horowitz was appointed to the Company's board of directors. Representatives of other acquirers of Common Stock and option agreements were also appointed to the Company's board on the same date.

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes. The Reporting Persons and their affiliates may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein, or as may be proposed by Mr. Horowitz in his capacity as a director of the Company or by the Company's board of directors with his participation. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position, the price levels of the securities of the Company, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, engaging in communications with management and/or the board of directors of the Company and their advisors, engaging in discussions with stockholders of the Company and others about the Company and the Reporting Persons' investment, making proposals to the Company concerning changes to the capitalization, the ownership structure, the structure, composition and skill sets of the board of directors and senior management or the operations of the Company, purchasing additional securities of the Company, selling some or all of such securities, entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic or beneficial exposure with respect to their investment in the Company, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Company, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially own in the aggregate 400,000 shares of Common Stock, which represents approximately 1.5% of the Company's outstanding shares of Common Stock. Palm Global directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Mr. Horowitz directly holds the number and percentage of shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly holds any of the shares of Common Stock disclosed in this Statement.

The Reporting Persons' holdings include an option to purchase 252,500 shares of Common Stock held by Palm Global and an option to purchase 22,500 shares of Common Stock held by Mr. Horowitz. These options have an exercise price of $8.25 per share and are exercisable in full, and expire on, December 29, 2025.

Palm Management (US) LLC, as the investment manager of Palm Global, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by Palm Global. Due to their positions with Palm Management (US) LLC and Palm Global, each of Mr. Palmer and Mr. Horowitz may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by Palm Global. Palm Management (US) LLC, Mr. Palmer and Mr. Horowitz expressly disclaim such beneficial ownership except to the extent of their pecuniary interest therein.

Each percentage ownership of Common Stock set forth in this Statement is based on 27,537,151 shares of Common Stock reported by the Company as outstanding on March 17, 2025 in its Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 17, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Palm Global beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Palm Management (US) LLC, as the investment manager of Palm Global, has the shared power to direct the voting and disposition of the shares of Common Stock held by Palm Global. Due to their positions with Palm Management (US) LLC and Palm Global, each of Mr. Palmer and Mr. Horowitz may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by Palm Global.

Mr. Horowitz has the sole power to direct the voting and disposition of the shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Option Agreement, dated March 31, 2025, by and between Stilwell Value LLC, as seller, and Palm Global Small Cap Master Fund LP and Joshua S. Horowitz, as buyers.

## Signatures
- Palm Management (US) LLC: /s/ Joshua S. Horowitz, Joshua S. Horowitz, Director (04/02/2025)
- Palm Global Small Cap Master Fund LP: /s/ Joshua S. Horowitz, Joshua S. Horowitz, Director of Palm Management (US) LLC, the investment manager of Palm Global Small Cap Master Fund LP (04/02/2025)
- Bradley C. Palmer: /s/ Bradley C. Palmer, Bradley C. Palmer (04/02/2025)
- Joshua S. Horowitz: /s/ Joshua S. Horowitz, Joshua S. Horowitz (04/02/2025)
Comment: In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named on the signature page of this filing agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.